APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

West Coast Confection

Profit and Loss

January - December 2020

	TOTAL
Income	
Discounts given	-2,631.20
Sales	335.52
Sales of Product Income	137,518.06
Shipping Income	15,285.66
Uncategorized Income	102.98
Total Income	**$150,611.02**
Cost of Goods Sold	
Cost of Goods Sold	33,242.61
Shipping	23,395.42
Total Cost of Goods Sold	**$56,638.03**
GROSS PROFIT	**$93,972.99**
Expenses	
Advertising & Marketing	1,129.45
Ask My Accountant	104.99
Bank Charges & Fees	325.75
Insurance	344.98
Job Supplies	834.11
Office Supplies & Software	3,541.36
Other Business Expenses	138.39
PayPal expenses	1,892.26
PayPal fees	2,311.86
Rent & Lease	4,126.16
Stripe fees	3,072.41
Travel	458.26
Uncategorized Expense	25.96
Utilities	1,124.80
Total Expenses	**$19,430.74**
NET OPERATING INCOME	**$74,542.25**
NET INCOME	**$74,542.25**

West Coast Confection

Balance Sheet

As of December 31, 2020

	[redacted]	TOTAL
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		-61.36
Checking	LIA	-16,710.99
Paypal		61,195.06
Stripe Bank account		82,140.07
Wells Fargo Simple Business Checking [redacted]		-36,682.97
Total Bank Accounts		**$89,879.81**
Accounts Receivable		
Accounts Receivable (A/R)		-57.00
Total Accounts Receivable		**$-57.00**
Other Current Assets		
Inventory		38.79
Total Other Current Assets		**$38.79**
Total Current Assets		**$89,861.60**
TOTAL ASSETS		**$89,861.60**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit card (able)		14,731.04
Visa [redacted] > W.F.		11,031.71
Visa [redacted])		2,919.35
Total Credit Cards		**$28,682.10**
Total Current Liabilities		**$28,682.10**
Total Liabilities		**$28,682.10**
Equity		
Opening Balance Equity		-11,699.75
Owner's Pay & Personal Expenses		-1,663.00
Retained Earnings		
Net Income		74,542.25
Total Equity		**$61,179.50**
TOTAL LIABILITIES AND EQUITY		**$89,861.60**

West Coast Confection

Profit and Loss

January - December 2021

	TOTAL
Income	
Discounts given	-1,855.63
Sales of Product Income	255,696.77
Shipping Income	9,305.40
Total Income	**$263,146.54**
Cost of Goods Sold	
Cost of Goods Sold	
Baking Ingredients	53,556.76
Marketing	2,177.67
Packaging Materials	3,690.73
Shipping	53,965.31
Supplies, Utensils, Equipment	11,638.86
Total Cost of Goods Sold	**125,029.33**
Total Cost of Goods Sold	**$125,029.33**
GROSS PROFIT	**$138,117.21**
Expenses	
Accounting	1,880.00
Advertising & Marketing	1,234.25
Affilate Commissions	1,869.61
Influencer Compensation	9,121.10
Total Advertising & Marketing	**12,224.96**
Bank Charges & Fees	656.25
Car & Truck	136.61
Contractors	160.00
Donations	35.00
Dues & Subscriptions	341.03
Insurance	683.94
Interest Paid	574.35
Meals & Entertainment	230.42
Medical Expenses	1,963.68
Merchant Fees	
PayPal fees	3,727.04
Stripe fees	3,674.42
Total Merchant Fees	**7,401.46**
Office Supplies & Software	2,465.43
Rent & Lease	4,973.79
Taxes & Licenses	1,176.59
Travel	95.00
Utilities	378.12
Total Expenses	**$35,376.63**
NET OPERATING INCOME	**$102,740.58**
Other Expenses	
Payments to Owners	69,618.00
Total Other Expenses	**$69,618.00**
NET OTHER INCOME	**$ -69,618.00**
NET INCOME	**$33,122.58**

West Coast Confection

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Business Checking	923.01
Total Bank Accounts	**$923.01**
Other Current Assets	
Inventory	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$923.01**
TOTAL ASSETS	**$923.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
XXXX - 5	312.90
Total Credit Cards	**$312.90**
Other Current Liabilities	
Paypal Working Capital Loan	2,889.48
Stripe Working Capital Loan	12,210.28
Total Other Current Liabilities	**$15,099.76**
Total Current Liabilities	**$15,412.66**
Total Liabilities	**$15,412.66**
Equity	
Opening Balance Equity	0.00
Owner’s Investment	750.00
Retained Earnings	-70,869.17
Shareholders Distributions	22,506.94
Net Income	33,122.58
Total Equity	**$ -14,489.65**
TOTAL LIABILITIES AND EQUITY	**$923.01**

I, Tanya Greene, certify that:

1. The financial statements of West Coast Confection included in this Form are true and complete in all material respects; and
2. The tax return information of West Coast Confection included in this Form reflects accurately the information reported on the tax return for West Coast Confection for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature: *Tanya Greene*

Name: Tanya Greene

Title: CFO